

Division of Corporation Finance

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



03010030

DC
NO ACT
P.E 1-23-03
1-6991

February 4, 2003

Allison D. Garrett
Vice President And General Counsel
Corporate Division
Wal-Mart Stores, Inc.
Corporate Offices
702 S.W. 8th Street
Bentonville, AR 72716-0215

Act 1934
Section
Rule 14A-8
Public Availability 2/4/2003

Re: Wal-Mart Stores, Inc.

Dear Ms. Garrett:

This is in regard to your letter dated January 23, 2003 concerning the shareholder proposal submitted by the Carpenters Pension Fund of Philadelphia for inclusion in Wal-Mart's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Wal-Mart will include a revised version of the proposal in its proxy materials and that Wal-Mart therefore withdraws its January 22, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

RECEIVED
2003 JAN 22 PM 12:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
(479) 277-2345
allison.garrett@wal-mart.com

Allison Garrett
Vice President & General Counsel

January 20, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit Shareholder Proposal Regarding Indexed Options

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company"), is filing this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials"). The Carpenters Pension Fund of Philadelphia submitted the Proposal. Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2003 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j) under the Exchange Act, six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2003 Proxy Materials on or about April 4, 2003, so that it may commence mailing the 2003 Proxy Materials by no later than April 11, 2003. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

The Proposal requests "that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based," with "performance-based" being defined as "the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level."

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) under the Exchange Act on the ground that the Proposal contains numerous false and misleading statements in violation of Rule 14a-9.

False and Misleading (Rule 14a-8(i)(3))

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides, in pertinent part, that:

> "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ."

The Proposal is false and misleading in at least the following respects:

1. The Proposal is misleading in its implication that Wal-Mart is excessively compensating its senior executives with stock options.

The Proposal is based on the erroneous premise that Wal-Mart's stock price is not performing as well as the stock prices of companies in its industry peer group. On the contrary, during the past five fiscal years, from January 31, 1997 through January 31, 2002, as disclosed in the Company's annual proxy statements, Wal-Mart has significantly and consistently outperformed the S&P Retailing Index based on cumulative total shareholder return. Assuming that, on January 31, 1997, an investor invested $100 in Wal-Mart stock and $100 in the S&P Retailing Index, and assuming that all dividends were reinvested, the value of the investment in Wal-Mart stock would be $519 compared to a value of $321 for the investment in the S&P Retailing Index. Accordingly, Wal-Mart has not rewarded its senior executives with exorbitant stock option grants at a time when Wal-Mart was underperforming its industry peer group, as is implied by the Proposal. The Staff has stated that, in drafting proposals, "shareholders should avoid making unsupported assertions of fact," and "should provide factual support for statements" or "phrase statements as their opinion where appropriate." See Section G.4. of Staff Legal Bulletin No. 14, July 13, 2001 ("SLB 14").

2. The policy set forth in the Proposal could result in unintended consequences that will not be understood by the shareholders.

The policy recommended by the Proposal would require changing the exercise prices of existing options held by Wal-Mart executives based on a predetermined formula. In a situation where both the price of Wal-Mart stock and the price of the "industry peer group stock performance index" were declining but the price of the "peer group stock performance index" was declining faster, the Proposal's formula could actually result in the granting of an additional economic benefit to the option holders. The benefit would occur in the form of a decrease in the exercise price of existing stock options during a time when the Company's stock price is declining.

Wal-Mart has, to date, not adopted a policy of repricing options in situations where the value of those options has fallen below their exercise prices; therefore, the result that could be caused by the Proposal's approach is a result that Wal-Mart may consider undesirable. Wal-Mart believes that the exercise prices of its stock options should only be changed after thorough consideration by the Company of all relevant factors at the time, including the individual performance of the senior executive, and that this should not occur automatically pursuant to a predetermined formula. Because these important implications of the Proposal are not clear, Wal-Mart is concerned that the Proposal would be materially misleading to shareholders.

3. The Proposal contains numerous materially false and misleading statements that must be clarified, revised, removed and supported.

If the Staff does not agree with Wal-Mart that the Proposal may be excluded on the grounds set forth in this letter, then Wal-Mart requests that, in addition to requiring the correction of the above-described inaccuracies that are specific to the Company, the Staff require the Proponents to revise the Proposal in accordance with *Tyco International Ltd.* (Dec. 16, 2002), in which the Staff required extensive revisions of materially false and misleading statements in a proposal that was identical to this Proposal.

Conclusion

Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2003 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2003 Proxy Materials.

By copy of this letter, the Proponents are being notified of Wal-Mart's intention to omit the Proposal from its 2003 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,



Allison D. Garrett
Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc.

Enclosures

cc: Edward Durkin
Carpenters Pension Fund of Philadelphia
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Exhibit A

Proposal and Related Correspondence

Indexed Options Proposal

Resolved, that the shareholders of Wal-Mart Stores, Inc. ("Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.



CARPENTERS
PENSION AND ANNUITY FUND OF PHILADELPHIA & VICINITY

1803 SPRING GARDEN STREET
PHILADELPHIA, PA 19130-3998
215-568-0430 • FAX 215-569-0368

[SENT VIA FACSIMILE 479-273-1917]

December 12, 2002

Mr. Robert K. Rhoads
Corporate Secretary
Wal-Mart Stores, Inc.
702 Southwest 8th St.
Bentonville, Arkansas 72716

Re: Shareholder Proposal

Dear Mr. Rhoads:

On behalf of the Carpenters Pension Fund of Philadelphia ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wal-Mart Stores, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to performance-based stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 8,800 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote executive compensation policies that reward superior performance as measured versus the Company's peer group.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,



Edward Coryell
Fund Chairman

cc. Edward J. Durkin

Enclosure

KAI



Mellon HR Solutions

Patricia K. Graf
Assistant Vice President
[215] 553-1644 Office
[215] 553-3409 FAX

277-5991
[SENT VIA FACSIMILE 479-~~273-1917~~]

December 23, 2002

Mr. Robert K. Rhoads
Corporate Secretary
Wal-Mart Stores, Inc.
702 Southwest 8th St.
Bentonville, Arkansas 72716

Re: Record Letter

Dear Mr. Rhoads:

Mellon Financial Corporation is the custodian and record holder for 8,800 shares of Wal-Mart Stores, Inc. ("Company") common stock held for the benefit of the Carpenters Pension Fund of Philadelphia ("Fund"). The Fund has been the beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

CHECKED BY

If there are any questions concerning this matter, please do not hesitate to contact me.

2002

SYSTEMS

Sincerely,

[signature]

Mellon Representative

cc. Edward Coryell, Fund Chairman

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Direct Dial - (479) 277-0425
Fax – (479) 277-5991
cindy.moehring@wal-mart.com

Cynthia P. Moehring
Assistant General Counsel, Corporate Governance

January 10, 2003

VIA FACSIMILE 215-569-0368
AND FEDERAL EXPRESS

Mr. Edward J. Durkin
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Re: Shareholder Proposal Entitled "Indexed Options Proposal"

Dear Mr. Durkin:

It is Wal-Mart's desire to respond as soon as practicable to the concerns of its shareholders in a manner that is in the best interests of the Company.

The Carpenters Pension Fund of Philadelphia submitted a shareholder proposal that requests that the Board of Directors of the Company adopt an executive compensation policy that all future stock option grants to senior executives be performance-based so that the options have value only to the extent that the Company's stock price performance exceeds that of an industry peer group. In its Statement of Support, the Fund also states that the policy would provide for downwardly adjusting the exercise price of an option during a downturn in the industry.

Wal-Mart's executive compensation program is designed to: (1) provide fair compensation to executives based on their performance and contributions to Wal-Mart; (2) provide incentives to attract and retain key executives; and (3) instill a long-term commitment to Wal-Mart and develop pride and a sense of Company ownership, all in a manner consistent with shareholders' interests.

There have been recent instances where senior executives of other companies have been rewarded with exorbitant stock option grants at a time when their companies have significantly under-performed industry peer groups. However, during the past five fiscal years, from January 31, 1997 through January 31, 2002, as we have disclosed in our annual Proxy Statement, Wal-Mart has significantly and consistently over-performed the S&P Retailing Index based on cumulative total shareholder return. Assuming $100 was invested on January 31, 1997 in Wal-Mart stock and $100 was invested in the S&P Retailing Index, and assuming that all dividends were reinvested, the value of the Wal-Mart investment would be $519 compared to an S&P Retailing Index value of $321. Accordingly, Wal-Mart has not rewarded its senior executives with exorbitant stock option grants at a time when Wal-Mart has under-performed the S&P Retailing Index.

In addition, adoption of the policy recommended in the shareholder proposal would hamper the Company's ability to implement its current compensation program as described above. Wal-Mart's compensation program includes several components, including stock option grants. Stock option grants are not meant solely to compensate senior executives if Wal-Mart outperforms an industry peer group. Instead, they are one component of the overall compensation program, which also provides fair compensation to senior executives based on their performance and also provides incentives to attract and retain key executives. The policy recommended in the shareholder proposal requires a predetermined formula and could result in decreasing the exercise price of stock options during a time when the Company's stock price is declining.

Decreasing the exercise price of a stock option should only occur after thorough consideration by Wal-Mart of relevant factors at that time, including the individual performance of the senior executive, and not automatically pursuant to a predetermined formula. Moreover, Wal-Mart has not engaged in a practice of adjusting the stock option price downward when the stock price decreases.

Accordingly, while your shareholder proposal is timely and appropriate for certain companies, Wal-Mart's compensation policies and stock performance are evidence that the Company is committed to compensating its senior executives in a manner that is in the best interests of the Company. For the reasons discussed above, we respectfully request that you withdraw your shareholder proposal.

The staff of the Division of Corporate Finance requires revision of a proposal or supporting statement, pursuant to Rule 14a-8(i)(3), where the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In Tyco International Ltd. (December 16, 2002) the staff ruled that a proposal substantially identical to your proposal, submitted by the United Brotherhood of Carpenters Pension Fund, had to be significantly revised to correct materially misleading statements, pursuant to Rule 14a-8(i)(3). If you determine not to withdraw your proposal, we respectfully request that you revise and resubmit your proposal in accordance with the guidance of the staff of the Division of Corporate Finance in its no-action letter to Tyco International cited above no later than January 20, 2003.

We would like to further discuss your proposal with you, and we plan to contact you next week to schedule a call. If you have any questions about our stock option policy prior to that time, please do not hesitate to contact me at 479-277-0425.

Sincerely,



Cynthia P. Moehring
Assistant General Counsel, Corporate Governance

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
(479) 273-4505
allison.garrett@wal-mart.com

Allison Garrett
Vice President & General Counsel

January 23, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Withdraw "No Action Request" With Respect to Shareholder Proposal Regarding Indexed Options

Ladies and Gentlemen:

The purpose of this letter is to notify the Securities and Exchange Commission of Wal-Mart Stores, Inc.'s ("Wal-Mart"), intention to include in its proxy materials a revised shareholder proposal presented by The Carpenters Pension Fund of Philadelphia (the "Carpenters Pension Fund"). Enclosed please find a copy of a letter and revised shareholder proposal that the Carpenters Pension Fund forwarded to Wal-Mart today by facsimile. As a result, Wal-Mart withdraws its "No-Action Request" with respect to the shareholder proposal submitted by the Carpenters Pension Fund.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 273-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,



Allison D. Garrett
Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc.

Enclosures

cc: Carpenters Pension Fund of Philadelphia
United Association S&P Index Fund



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 479-277-5991]

Mr. Samuel Guess
Legal Department
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716-0290

January 21, 2003

Dear Mr. Guess:

On behalf of the Carpenters Pension Fund of Philadelphia ("Fund"), I hereby submit a revised version of the shareholder proposal ("Proposal") submitted by the Fund on December 12, 2002 for inclusion in the Wal-Mart Stores, Inc. ("Company") proxy statement. The revised proposal incorporates the supporting statement revisions recommended by the Securities and Exchange Commission staff in response to a no-action letter request submitted by Tyco International. The United Association fund joins us in this proposal.

If there are any questions regarding this matter please contact me at 202-546-6206 x 221.

Sincerely,

Edward J. Durkin

cc. Edward Coryell, Fund Chairman

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Indexed Options Proposal

Resolved, that the shareholders of Wal-Mart Stores, Inc. (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. We believe that stock option grants can and do often provide levels of compensation well beyond those merited. Further, we believe that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

The resolution advocates performance-based stock options. It defines performance-based stock options as indexed options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. It should be noted that there are other forms of indexed options that use other types of market indices. The resolution requests that the Company's Board ensure that future Company stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. We urge your support for this important governance reform.